                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                BIO-PLEXUS, INC.
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                                (Name of Issuer)


                                 COMMON SHARES
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                         (Title of Class of Securities)


                                   09057C 106
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                                 (CUSIP Number)

                  WALTER W. SIMMERS, Esq., Pepe & Hazard LLP
              Goodwin Square, Hartford, CT 06103, (860) 241-2643
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


          Various dates on December 1998, January 1999 and March 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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REGULATION OF INVESTMENT ADVISERS

      CUSIP No. 09057C106           SCHEDULE 13D               Page 2 of 3 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HERMAN GROSS ###-##-####


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

       PF


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

       Not applicable
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,669,771 (includes right to acquire through exercise of
  BENEFICIALLY         warrants 75,000 shares of Common Stock)
    OWNED BY      --------------------------------------------------------------
      EACH        8    SHARED VOTING POWER
   REPORTING
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                       1,669,771 (includes right to acquire through exercise of
                       warrants 75,000 shares of Common Stock)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,669,771 (includes right to acquire through exercise of
       warrants 75,000 shares of Common Stock)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       Not applicable                                                 [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.4%

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  14   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  Schedule 13D

                                                                    Page 3 of 3


ITEM 1.   SECURITY AND ISSUER
          Common Stock, without par value
          Bio-Plexus, Inc., 129 Reservoir Road, Vernon, Connecticut 06066

ITEM 2.   IDENTITY AND BACKGROUND
          (a) Herman Gross
          (b) c/o Bio-Plexus, Inc., 129 Reservoir Road, Vernon, Connecticut
              06066
          (c) Director of Bio-Plexus, Inc.
          (d) N/A
          (e) N/A
          (f) USA

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          Since the filing of a Schedule 13D/A on July 10, 1998, the reporting person purchased with personal funds the following shares of Common Stock of the Issuer on various dates in each of the months set forth herein: July 1998 ($47,073/21,000 shares), August 1998 ($64,977/25,700 shares), September 1998 ($68,335/39,100 shares), October 1998 ($57,669/21,000 shares), November 1998 ($3,078/1,000 shares), December
          1998 ($20,772/8,200 shares), January 1999 ($4,500/2000 shares) and
          March 1999 ($104,705/49,058 shares). In addition to the foregoing, personal funds of $1,000,000 paid for 500,000 shares of Common Stock pursuant to a purchase agreement dated as of December 1, 1998. 10,000 shares of Common Stock and warrants to purchase 75,000 shares of Common Stock, which are immediately exercisable at a price of $2.00 per share, were acquired by grant under the same purchase agreement. Quarterly grants of 1,238 and 1,307 shares of Common Stock were granted in December 1998 and March 1999, respectively, as compensation for serving on the Board of Directors of the Issuer. This
          Schedule 13D/A amends the similar schedule filed on February 16, 1999 in its entirety.

ITEM 4.   PURPOSE OF TRANSACTION
          The securities were acquired in the ordinary course of business and not with the purpose or the effect of changing or influencing the control of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          The information required by this Item is disclosed in Sections 7 through 11, inclusive, of the cover page of this Schedule 13D and Items 2 and 3 of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 1999                                              /s/ Herman Gross
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     Date                                                      Signature

                                                          Herman Gross, Director
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                                                                Name/Title